Bionomics Limited

11 September 2003

Securities and Exchange Commission
Judiciary Plaza,
450 Fifth Street,
Washington DC 20549

03032213

SEC MAIL PROCESSING
RECEIVED
SEP 22 2003
WASH. D.C. 155 SECTION

SUPPL

Re: Bionomics Limited - File number 82-34682

Please see attached provided pursuant to Section 12g3-2(b) file number 82-34682.

Yours sincerely

PROCESSED
SEP 26 2003
THOMSON
FINANCIAL

Per: Jill Mashado
Company Secretary

dlw 9/25

Bionomics Limited

ABN 53 075 582 740

ASX ANNOUNCEMENT
11 September 2003

BIONOMICS IDENTIFIES NEW EPILEPSY GENE

Bionomics Limited (ASX:BNO, US OTC:BMICY) announced today that it has filed a provisional patent application relating to new epilepsy gene variations that Bionomics and its collaborative research partners have identified in its ongoing epilepsy gene discovery program.

Identifying variations in this gene is an important discovery for Bionomics for a number of reasons. First, this is the first gene variation to be identified in patients with photosensitive epilepsy, a form of epilepsy in which seizures are triggered by flickering light, which primarily affects children aged between 5 and 15 years. Secondly, the gene falls outside of the class of genes (ion channel genes) in which Bionomics and its collaborators have previously identified variations in epilepsy patients. Thirdly, this gene, although not an ion channel gene, is predicted to regulate a subset of ion channel genes in which Bionomics has identified epilepsy related variations previously.

"The ongoing research reflected in this patent application may well form the next steps to understanding the molecular pathways involved in epilepsy," said Professor Grant Sutherland, Women's and Children's Hospital Foundation Research Fellow and Co-Chair of Bionomics' Scientific Advisory Board.

"Epilepsy is a complex disorder arising from a combined molecular and genetic basis," said Professor Samuel Berkovic, Director of the Epilepsy Research Institute at the Austin & Repatriation Medical Centre of the University of Melbourne and a member of Bionomics' Scientific Advisory Board. "By continuing to study new gene variations identified in epilepsy patients, Bionomics, the Women's and Children's Hospital and the University of Melbourne are working through this complexity with research which we hope will lead to the development of informative diagnostic products and more effective treatments for epilepsy."

Bionomics is continuing to investigate the role and function of this gene and other epilepsy genes it has identified in conjunction with its collaborative research partners.

Bionomics has a total of 26 patent applications in various phases of international review arising from its epilepsy research program. These applications include claims to genes that form the basis of Bionomics' central nervous system (CNS) drug discovery program and the molecular diagnostic test for epilepsy that Bionomics is developing with its partner, Nanogen Inc.

About Bionomics Limited

Bionomics Limited is an ASX listed biotechnology company based in Adelaide, Australia. The Company has an American Depository Receipts (ADRs) program sponsored by The Bank of New York. Bionomics combines its strong genomics-based research focus on the discovery of genes associated with serious medical conditions with validation and development efforts leading to new drugs, gene therapies and diagnostic applications. Bionomics focuses its research and development activities in epilepsy, breast cancer and angiogenesis (a critical process involved in serious diseases such as cancer, chronic inflammatory diseases and eye diseases). These diseases are in need of improved medical treatments and represent large markets for Bionomics-developed products. Importantly, Bionomics has exclusive access to clinical material and clinical insights, which in combination with its platform of core technologies, diverse set of skills and expertise and strategic academic and commercial collaborations, positions Bionomics as a world leader in the fields of rapid disease gene and drug discovery, therapeutic and diagnostic product development.

Bionomics leverages its gene discoveries in epilepsy with the Bionomics-developed ionX® discovery platform, a novel platform for the discovery and development of new and more effective treatments for epilepsy and other CNS disorders. Epilepsy affects over 7 million people in the seven major pharmaceutical markets, with around 2 million patients inadequately treated. The global market for epilepsy drugs is estimated to be valued at US$6 billion in 2003.

For more information about Bionomics, visit www.bionomics.com.au

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FOR FURTHER INFORMATION PLEASE CONTACT:

DR DEBORAH RATHJEN
CEO & MANAGING DIRECTOR
LIMITED
Ph: +61 8 8354 6101

MR FRANCIS PLACANICA
VP, BUSINESS DEVELOPMENT BIONOMICS
BIONOMICS LIMITED
Ph: +61 8 8354 6104

Or visit the Bionomics website on www.bionomics.com.au